Camber Energy, Inc. 425

Exhibit 99.1

FOR RELEASE on February 5, 2020

Camber Energy, Inc. Contributes $5M to Viking’s Recent Acquisition & Parties Execute Definitive Merger Agreement Regarding Camber’s Proposed Acquisition of Viking

HOUSTON, TX – February 5, 2020 (GlobeNewswire) – Camber Energy, Inc. (NYSE American: CEI) (“Camber”) and Viking Energy Group, Inc. (OTCQB: VKIN) (“Viking”) are pleased to announce that Camber provided financing of $5 million toward the recent acquisition by Viking of additional oil and gas properties in Texas and Louisiana (as announced by Viking via press release on February 4, 2020 - https://finance.yahoo.com/news/viking-energy-group-inc-closes-130010433.html?.tsrc=fin-srch), and that the parties have entered into a definitive Agreement and Plan of Merger (“Merger Agreement”) dated as of February 3, 2020, regarding Camber’s proposed acquisition of Viking.

A copy of the Merger Agreement was included in Viking’s and Camber’s Current Reports on Form 8-K filed on February 5, 2020, with the Securities and Exchange Commission, and available under "Investors" at www.vikingenergygroup.com and www.camber.energy.

The proposed merger contemplates Camber issuing newly-issued shares of common stock, on a fully-diluted pro rata basis, to the equity holders of Viking having an 80% interest in the post-closing entity (altered slightly from the 85% interest set out in the Letter of Intent signed by the parties on January 23, 2020 given Camber’s subsequent monetary contribution to Viking’s recent acquisition), not including certain shares available to be issued to Camber’s Series C Preferred Stock holder post-merger, in exchange for 100% of the outstanding equity securities of Viking by means of a reverse triangular merger in which a newly formed wholly-owned subsidiary of Camber shall merge with and into Viking, with Viking continuing as the surviving corporation (the “Merger”) and wholly-owned subsidiary of Camber after the Merger.

If the closing of the Merger occurs (the “Closing”), the Viking equity holders prior to the Merger shall own approximately 80% of Camber’s issued and outstanding common stock immediately after the Merger, and the Camber equity holders prior to the Merger shall own approximately 20% of Camber’s issued and outstanding common stock immediately after the Merger, subject to adjustment mechanisms set out in the Merger Agreement, and in each case on a fully-diluted, as-converted basis as of immediately prior to the Closing (including options, warrants and other rights to acquire equity securities of Viking or Camber), and without taking into account any shares of common stock which the holder of Camber’s Series C Preferred Stock can receive upon conversion of the Series C Preferred Stock, or a separate series of preferred stock issued in exchange for such Series C Preferred Stock, which has fixed conversion provisions. Camber plans to increase its authorized number of shares to complete the issuance of shares in the Merger set forth above at the same time it seeks shareholder approval for the Merger. Holders of Viking Common Stock will have any fractional shares of Camber common stock after the Merger rounded up to the nearest whole share.

Completion of the Merger is subject to a number of conditions, as set out in the Merger Agreement, including but not limited to receipt of all required regulatory, corporate and third party approvals, including the approval of the stockholders of each of Viking and Camber (and Camber’s Series C Preferred Stock holder), and the fulfillment of all applicable regulatory requirements and conditions necessary to complete the Merger.

Required conditions to the entry into the Merger included: (i) Camber providing financing in the form of a $5 million loan to Viking pursuant to the terms of a Securities Purchase Agreement, Secured Promissory Note and a Security and Pledge Agreement; and (ii) Viking assigning to Camber a 25% interest in its subsidiary, Elysium Energy Holdings, LLC (“Elysium”), each of which has been completed to date. Upon Closing of the Merger, the loan will be forgiven and the merged entity will own 100% of Elysium. If the Merger does not close, the loan must be repaid in accordance with the terms of the Merger Agreement. All or a portion of the Elysium interests assigned to Camber will be retained by Camber and/or returned to Viking under different circumstances relating to the termination of the Merger Agreement and repayment obligations associated with the Secured Promissory Note. Viking also agreed to pay an additional amount to Camber upon termination of the Merger Agreement sufficient, together with the amounts repaid under the loan, for Camber to redeem certain shares of Series C Preferred Stock sold by Camber on February 3, 2020.

The Merger Agreement provides, among other things, on Closing the board of directors of Camber will be comprised of five directors, of which one will be a former member of the board of directors of Camber and four will be former members of the board of directors of Viking, and that James A. Doris, the Chief Executive Officer of Viking, shall serve as President and Chief Executive Officer of Camber.

James Doris, President & CEO of Viking, stated, “Recent actions by both companies and their respective stakeholders demonstrate a unified commitment to completing the merger. We are encouraged by the enthusiasm and dedication by all involved and look forward to next steps toward completing the process.”

Louis G. Schott, Interim CEO of Camber, stated, “We are very excited about moving forward to complete the merger and with the potential opportunities that Viking brings in connection with the recent acquisition of Elysium.”

Advisory Group Services, Ltd. dba RHK Capital, of Westport, CT is advising Viking on the transaction.

About Viking:

Viking is an independent exploration and production company focused on the acquisition and development of oil and natural gas properties in the Gulf Coast and Mid-Continent region. The company owns oil and gas leases in Texas, Louisiana, Mississippi and Kansas. Viking targets undervalued assets with realistic appreciation potential. Through one of its subsidiaries, Ichor Energy, LLC, Viking owns a working interest in approximately 58 conventional, producing oil and gas wells in Texas and Louisiana and an interest in more than 30 Salt Water Disposal Wells. The wells are operated by Viking’s subsidiary, Petrodome Operating, LLC, a licensed operator in Texas, Louisiana and Mississippi, and produce hydrocarbons from known reservoirs/sands in the on-shore Gulf Coast region, including the Hackberry, Yegua, Wilcox, Amphistegina and Robira. Additionally, Elysium Energy, LLC, through its wholly-owned subsidiaries, holds working interests and over-riding royalty interests in oil and gas properties in Texas (approximately 72 wells in 11 counties) and Louisiana (approximately 55 wells in 6 parishes), along with associated wells and equipment.

About Camber:

Based in Houston, Texas, Camber Energy (NYSE American:CEI) is a growth-oriented, independent oil and gas company engaged in the development of crude oil, natural gas and natural gas liquids in Texas. For more information, please visit the company's website at www.camber.energy.

Forward-Looking Statements

Certain of the matters discussed in this communication which are not statements of historical fact constitute forward-looking statements that involve a number of risks and uncertainties and are made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995. Words such as “strategy,” “expects,” “continues,” “plans,” “anticipates,” “believes,” “would,” “will,” “estimates,” “intends,” “projects,” “goals,” “targets” and other words of similar meaning are intended to identify forward-looking statements but are not the exclusive means of identifying these statements.

Important factors that may cause actual results and outcomes to differ materially from those contained in such forward-looking statements include, without limitation, the occurrence of any event, change or other circumstances that could give rise to the parties failing to complete the merger on the terms disclosed, if at all, the right of one or both of Viking or Camber to terminate the merger agreement and the result of such termination; the outcome of any legal proceedings that may be instituted against Viking, Camber or their respective directors; the ability to obtain regulatory approvals and meet other closing conditions to the merger on a timely basis or at all, including the risk that regulatory approvals required for the merger are not obtained on a timely basis or at all, or which are obtained subject to conditions that are not anticipated or that could adversely affect the combined company or the expected benefits of the transaction; the ability to obtain approval by Viking stockholders and Camber stockholders on the expected schedule; required closing conditions which may not be able to be met; difficulties and delays in integrating Viking’s and Camber’s businesses; prevailing economic, market, regulatory or business conditions, or changes in such conditions, negatively affecting the parties; risks that the transaction disrupts Viking’s or Camber’s current plans and operations; failing to fully realize anticipated cost savings and other anticipated benefits of the merger when expected or at all; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the merger; the ability of Camber to come to an understanding/agreement with its Series C Preferred Stock holder to fix the number of shares of common stock issued or issuable to such Series C Preferred Stock holder, which is a required condition to closing; the ability of Viking or Camber to retain and hire key personnel; the diversion of management’s attention from ongoing business operations; uncertainty as to the long-term value of the common stock of the combined company following the merger; the continued availability of capital and financing following the merger; the business, economic and political conditions in the markets in which Viking and Camber operate; and the fact that Viking’s and Camber’s reported earnings and financial position may be adversely affected by tax and other factors.

Other important factors that may cause actual results and outcomes to differ materially from those contained in the forward-looking statements included in this communication are described in Viking’s and Camber’s publicly filed reports, including Viking’s Annual Report on Form 10-K for the year ended December 31, 2018, and Camber’s Annual Report on Form 10-K for the year ended March 31, 2019.

Viking and Camber caution that the foregoing list of important factors is not complete, and they do not undertake to update any forward-looking statements that either party may make except as required by applicable law. All subsequent written and oral forward-looking statements attributable to Viking, Camber or any person acting on behalf of either party are expressly qualified in their entirety by the cautionary statements referenced above.

Additional Information and Where to Find It

In connection with the proposed merger, Camber will file with the SEC a registration statement on Form S-4 to register the shares of Camber’s common stock to be issued in connection with the merger. The registration statement will include a preliminary joint proxy statement/prospectus which, when finalized, will be sent to the respective stockholders of Viking and Camber seeking their approval of their respective transaction-related proposals. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE RELATED JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT VIKING, CAMBER AND THE PROPOSED MERGER.

Investors and security holders may obtain copies of these documents free of charge through the website maintained by the SEC at www.sec.gov or from Viking at its website, www.Viking.com, or from Camber at its website, www.Camber.com. Documents filed with the SEC by Viking will be available free of charge by accessing Viking’s website at www.vikingenergygroup.com under the heading “Investors,” or, alternatively, by directing a request by telephone or mail to Viking Energy Group, Inc. at 15915 Katy Freeway, Suite 450, Houston, Texas, 77094, (281) 404-4387, and documents filed with the SEC by Camber will be available free of charge by accessing Camber’s website at www.camber.energy under the heading “Investors,” or, alternatively, by directing a request by telephone or mail to Camber Energy, Inc. at 1415 Louisiana, Suite 3500, Houston, Texas, 77002, (210) 998-4035.

Participants in the Solicitation

Viking, Camber and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the respective stockholders of Viking and Camber in respect of the proposed merger under the rules of the SEC. Information about Viking’s directors and executive officers is available in Viking’s Annual Report on Form 10-K for the year ended December 31, 2018. Information about Camber’s directors and executive officers is available in Camber’s Annual Report on Form 10-K for the year ended March 31, 2019. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the merger when they become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Viking or Camber using the sources indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.